Exhibit 99.1

Genius Group announces issuance and trading of rights in its rights offering.

SINGAPORE, January 31, 2025 - Genius Group Limited (NYSE American: GNS) (“Genius Group” or the “Company”), a leading AI-powered, Bitcoin-first education group announced today that rights have been issued to its shareholders as of the record date for its recently announced rights offering. Rights are now exercisable or tradeable, with the expiration of the rights period being February 14, 2025.

The Rights Offering is being made only by means of a prospectus supplement, and this announcement does not constitute an offer to sell, or a solicitation of an offer to buy, any of securities. The prospectus supplement can be viewed here.

SUMMARY OF THE TERMS OF THE RIGHTS OFFERING

●	Each shareholder has received one transferable right (the “Right”) for each ordinary share held on January 24, 2025 (the “Record Date”). Each Right entitles the holder to purchase one ordinary share of the Company (the “Basic Subscription Right”) at the subscription price of $0.50 per whole ordinary share (the “Subscription Price).

●	Rights holders who fully exercise their Basic Subscription Rights will be entitled to subscribe for additional ordinary shares of the Company that remain unsubscribed as a result of any unexercised Basic Subscription Rights (the “Over-subscription Right”). The Over-subscription Right allows a rights holder to subscribe for additional ordinary shares of the Company at the subscription price on a pro rata basis. Any record date shareholder who sells any Rights will not be eligible to participate in the over-subscription privilege.

●	Rights holders who choose to exercise all or part of their Rights, and may sell any Rights they choose not to exercise. Trading in the Rights on the NYSE American is trading on a “regular way” under the symbol “GNS RT” and will continue until the close of trading on the NYSE American on February 13, 2025 (or if the offer is extended, on the business day immediately prior to the extended expiration date). The Rights Offering expires at 4.30 p.m., Eastern Time, on February 14, 2025 (the “expiration date”) unless extended by the Company.

●	The subscription agent for the Rights Offering has sent a rights certificate to each registered holder of the Company’s ordinary shares, based on the Company’s stockholder registry maintained at the transfer agent for its ordinary shares.

●	Holders of ordinary shares in “street name” through a brokerage account, bank, or other nominee have not received a physical rights certificate, and instead, such holders should see their rights in their account and must instruct their broker, bank, or nominee whether or not to exercise subscription rights on their behalf.

SUMMARY OF THE USE OF FUNDS: BITCOIN TREASURY

●	The Company plans to use 100% of the net proceeds of the Rights Offering to purchase Bitcoin for its Bitcoin Treasury. The Company anticipates that, in the event that the Rights Offering is fully subscribed, the proceeds will be up to $33 million.

●	The Company also plans to pursue one or more additional loan financings of up to, in the aggregate, $22 million. If the Company is successful in raising the maximum amount in the Rights Offering and through additional loans, the Company’s Bitcoin Treasury will increase from approximately $45 million in Bitcoin to $100 million in Bitcoin.

The Company has provided a guide for shareholders on the rights offering, together with links to the company’s recent Investor Call, Investor Presentation and FAQs which can be viewed here.

For any questions or further information about the Rights Offering, please call Campaign Management LLC, the information agent for the Rights Offering, at +1 (855) 264-1527.

About Genius Group

Genius Group (NYSE: GNS) is a Bitcoin-first business delivering AI powered, education and acceleration solutions for the future of work. Genius Group serves 5.4 million users in over 100 countries through its Genius City model and online digital marketplace of AI training, AI tools and AI talent. It provides personalized, entrepreneurial AI pathways combining human talent with AI skills and AI solutions at the individual, enterprise and government level. To learn more, please visit www.geniusgroup.net.

For more information, please visit https://www.geniusgroup.net/

Forward-Looking Statements

Statements made in this press release include forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements can be identified by the use of words such as “may,” “will”, “plan,” “should,” “expect,” “anticipate,” “estimate,” “continue,” or comparable terminology. Such forward-looking statements are inherently subject to certain risks, trends and uncertainties, many of which the Company cannot predict with accuracy and some of which the Company might not even anticipate and involve factors that may cause actual results to differ materially from those projected or suggested. Readers are cautioned not to place undue reliance on these forward-looking statements and are advised to consider the factors listed above together with the additional factors under the heading “Risk Factors” in the Company’s Annual Reports on Form 20-F, as may be supplemented or amended by the Company’s Reports of a Foreign Private Issuer on Form 6-K. The Company assumes no obligation to update or supplement forward-looking statements that become untrue because of subsequent events, new information or otherwise. No information in this press release should be construed as any indication whatsoever of the Company’s future revenues, results of operations, or stock price.

Contacts

MZ Group - MZ North America

(949) 259-4987

GNS@mzgroup.us

www.mzgroup.us